UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-98435-99

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR THE EMPLOYEES

OF NEWMARKET CORPORATION AND AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMARKET CORPORATION

330 SOUTH FOURTH STREET

RICHMOND, VIRGINIA 23219-4350

Savings Plan for the Employees of NewMarket Corporation and Affiliates

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the

Savings Plan for the Employees of NewMarket Corporation and Affiliates

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for the Employees of NewMarket Corporation and Affiliates (the “Plan”) as of December 31, 2010 and December 31, 2009 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and December 31, 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule as listed in the Index of Financial Statements and Supplemental Schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Glen Allen, Virginia

June 15, 2011

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Statements of Net Assets Available for Benefits

December 31, 2010 and December 31, 2009

	2010	2009

Assets
Cash	$160	$18,299
Investments, at fair value (Notes 3 and 4)	263,318,205	233,661,242
Receivables
Employee contributions	0	12,904
Employer contributions	0	5,174
Interest and dividends	416,376	373,311
Notes receivable from participants	1,352,726	1,210,243

Total assets	265,087,467	235,281,173

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	0	2,925,539

Net assets available for benefits	$265,087,467	$238,206,712

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and December 31, 2009

	2010	2009

Additions to net assets attributed to
Net appreciation in fair value of investments (Note 4)	$24,797,749	$91,831,287
Investment income - interest and dividends	4,900,106	3,502,336
Interest income on notes receivable to participants	73,328	84,206
Contributions
Employees	7,185,956	6,643,429
Employer, net of forfeitures	2,889,403	2,739,338

Total additions	39,846,542	104,800,596

Deductions from net assets attributed to
Benefit payments	(13,554,446)	(9,154,759)

Total deductions	(13,554,446)	(9,154,759)

Net increase	26,292,096	95,645,837

Net assets available for benefits
At beginning of year	238,206,712	142,560,875
Plan transfer in	588,659	0

At end of year	$265,087,467	$238,206,712

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2010 and December 31, 2009

1.	Description of Plan

General

The Savings Plan for the Employees of NewMarket Corporation and Affiliates (the Plan) is a defined contribution plan covering all eligible employees of NewMarket Corporation and certain subsidiaries (the Company or NewMarket). Employees become eligible to participate on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan document, which is available at the main office of the Plan administrator at 330 South Fourth Street, Richmond, Virginia 23219.

Effective November 3, 1997, Bank of America, N.A., (formerly Merrill Lynch Bank and Trust Company, FSB) was appointed investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. was appointed recordkeeper.

A subsidiary of the Company acquired 100% of Polartech Additives, Inc. on March 5, 2010. All employees of Polartech Additives, Inc. are eligible to participate in the Plan in accordance with its terms. On October 18, 2010, the Board of Directors approved the merger of the Polartech Additives, Inc. 401(k) Plan (the Polartech Plan) into the Plan effective November 30, 2010 or as soon thereafter as practicable. As a result, investment balances of $588,659 were transferred from the Polartech Plan into the Plan in early December, 2010, including participant loan balances totalling $18,875.

Contributions

Participants in the Plan may make pre-tax contributions from 1% to 50% of their base pay, as defined in the Plan document. Participants may make after-tax contributions from 1% to 15% of their base pay. Participants who are deemed “highly compensated” are limited to contributions of 10% of their base pay on both a pre-tax and after-tax basis. Any combination of pre-tax and after-tax contributions is subject to the 10%, 15%, or 50% limits. In addition, federal law places a dollar limit on the amount of pre-tax contributions an individual can make to 401(k) plans during a calendar year. NewMarket may also impose an annual Plan contribution limitation that is lower than the maximum federal limitation. For 2010 and 2009, both the federal and plan combined pre-tax and after-tax contribution limit was $24,500. The maximum pre-tax federal limit was $16,500. Effective July 1, 2003, participants who have attained age 50 may make “catch-up” contributions in a dollar amount established by the Internal Revenue Service ($5,500 for each of 2010 and 2009).

NewMarket contributes 50% of the first 10% of base pay that a participant contributes to the Plan. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions are 100% vested at all times while contributions made by NewMarket are 40% vested after two years of service, 60% vested after three years of service, 80% vested after four years of service and 100% vested after five years of service.

Administration Expenses

Costs of administering the Plan include investment-related compensation received by the recordkeeper from the various mutual funds held in the plan.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2010 and December 31, 2009

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s contributions, as well as allocations of Plan earnings or losses and trading fees. Allocations are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Benefit Payments

Benefits are recorded when paid. Participants may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual retirement account or another qualified plan.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable fixed rate of interest determined by the Plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money. Notes receivable from participants are measured at their unpaid principal balances plus accrued but unpaid interest. Interest rates on participant loans ranged from 4.25% to 12.00% at December 31, 2010 and 4.25% to 9.25% at December 31, 2009. Interest rates are determined as of the date of the loan. Principal and interest are paid through payroll deductions. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is necessary.

Forfeitures

Participants who leave NewMarket before becoming fully vested in NewMarket contributions forfeit the value of their nonvested account. Forfeitures during a Plan year can serve to reduce required Company contributions and/or to cover Plan administrative expenses. The forfeiture balance was $4,810 at December 31, 2010 and $180 at December 31, 2009. Forfeitures that reduced the Company’s contributions were $36,453 for 2010 and $47,469 for 2009.

Employee Stock Ownership Plan Feature

Effective October 22, 2009, NewMarket amended the Plan to designate a portion of the Plan’s assets as an employee stock ownership plan (ESOP). The portion of the Plan assets designated as an ESOP is comprised of NewMarket Corporation common stock. All dividends with a record date on or after December 1, 2009 declared on NewMarket Corporation common stock held in the ESOP are fully vested without regard to whether any other portion of the ESOP or any participant’s account is vested. In addition, with respect to those dividends, participants are permitted to make an election to receive those dividends or to have those dividends reinvested in the ESOP. Under the amendment and effective January 1, 2010, a participant may request the liquidation and transfer of all or a portion of his or her investment in the ESOP to an alternate investment fund at any time. Further, a participant may request that his or her ESOP benefits be distributed in the form of NewMarket Corporation Common Stock. In addition to a participant’s after-tax, pre-tax and rollover accounts, loans are available under the ESOP from the portion of a participant’s account attributable to dividends with a record date on or after December 1, 2009, declared on shares of NewMarket Corporation common stock held in the ESOP.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2010 and December 31, 2009

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The investments in all funds of the Plan are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. Investments are reflected at fair value in the financial statements, except for fully benefit-responsive investment contracts which are stated at contract value. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits, because contract value represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various mutual fund and commingled trust fund investment options in stocks, bonds and fixed income securities, as well as direct common stock investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Adoption of New Accounting Guidance

At December 31, 2010, the Plan adopted new accounting guidance that requires participant loans to be classified as notes receivable from participants and measured at their unpaid principal balances plus any accrued but unpaid interest. Previously, participant loans were treated as investments and reported at fair value. The Plan has reclassified participant loans from investments as of December 31, 2010 and December 31, 2009. The implementation of these new accounting provisions did not have a material effect on the Plan’s financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2010 and December 31, 2009

3.	Fair Value Measurements

The following is a description of valuation methodologies used for fair value measurement of investments:

Common stock	Common stock is valued at the closing price reported on the New York Stock Exchange.

Mutual funds	Mutual funds are valued at the closing price reported on the NASDAQ.

Commingled trust funds	Commingled trust funds are valued daily at the net asset value of shares or units held by the Plan based on quoted market value of the underlying assets.

The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Plan believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts.

The following tables provide information by level on the fair value of the Plan’s investments.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2010 and December 31, 2009

	Fair Value December 31, 2010	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Mutual funds:
Value funds	$34,914,708	$34,914,708	$0	$0
Fixed income funds	32,639,155	32,639,155	0	0
Growth funds	24,496,892	24,496,892	0	0
Balanced funds	3,158,968	3,158,968	0	0

Total mutual funds	95,209,723	95,209,723	0	0

Common stock	102,809,924	102,809,924	0	0
Commingled trust funds:
Fixed income funds	42,211,126	42,211,126	0	0
Blended funds	23,087,423	20,641,980	2,445,443	0
Government obligations and commercial paper	9	0	9	0

	65,298,558	62,853,106	2,445,452	0

Total investments at fair value	$263,318,205	$260,872,753	$2,445,452	$0

	Fair Value December 31, 2009	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Mutual funds:
Value funds	$27,821,807	$27,821,807	$0	$0
Fixed income funds	27,507,185	27,507,185	0	0
Growth funds	21,210,594	21,210,594	0	0
Balanced funds	3,769,701	3,769,701	0	0

Total mutual funds	80,309,287	80,309,287	0	0

Common stock	93,049,197	93,049,197	0	0
Commingled trust funds:
Guaranteed investment contracts	37,618,322	3,022	37,506,774	108,526
Blended funds	20,829,178	18,465,722	2,363,456	0
Government obligations and commercial paper	1,855,258	0	1,855,258	0

	60,302,758	18,468,744	41,725,488	108,526

Total investments at fair value	$233,661,242	$191,827,228	$41,725,488	$108,526

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2010 and December 31, 2009

The following table provides a summary of changes in the fair value of the Plan’s Level 3 assets.

Commmingled Trust Funds
Balance - January 1, 2009	$128,878
Realized gains/(losses)	0
Changes in unrealized appreciation/(depreciation)	(53,144)
Net purchases/(sales)/issuances/(settlements)	12,127
Net transfers in/(out) of Level 3	20,665

Balance - January 1, 2010	108,526
Realized gains/(losses)	49
Changes in unrealized appreciation/(depreciation)	6,007
Purchases	13,212
Sales	(127,794)

$0

4.	Investments

Participants currently in the Plan may invest their Plan account in any of the active 11 mutual funds, 3 commingled trust funds, and 1 common stock fund, or in any combination thereof. Investments also include 2 common stock funds, in which new investments are prohibited. Participants may invest their own contributions to the Plan (Pre-Tax, Catch-up, After-Tax and Rollover Accounts) in these active investment funds in one percent increments and may transfer among the active funds at any time. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2010 and December 31, 2009

The following table presents investments held at year-end that represent at least five percent (5%) or more of net assets available for benefits at December 31.

	2010	2009
NewMarket Corporation Common Stock Fund (Note 8)	$86,283,527	$80,978,039
Merrill Lynch Retirement Preservation Trust	*	39,473,580
Merrill Lynch Equity Index Trust	20,641,980	18,465,722
Invesco Stable Value Retirement Fund	42,211,127	**
Albemarle Corporation Common Stock	15,376,632	*
PIMCO Total Return Fund	27,669,722	27,507,185
Oakmark International Fund	13,911,633	*
* Represents less than 5% of Plan assets ** Represents a new investment of the Plan in 2010

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows.

	2010	2009
Common stock	$13,224,678	$74,762,933
Mutual funds	8,720,459	12,674,887
Commingled trust funds	2,852,612	4,393,467

	$24,797,749	$91,831,287

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2010 and December 31, 2009

5.	Non-participant Directed Investment

Information about net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the NewMarket Corporation Common Stock Fund (see Note 8) is as follows.

	2010	2009

Net assets:
Investment in NewMarket Corporation Common Stock Fund	$58,188,595	$56,881,809
Dividend receivable	307,152	264,695
Employer contribution receivable	0	5,174

	$58,495,747	$57,151,678

Increases in fund assets:
Employer’s contributions	$2,889,403	$2,639,897
Investment income	42,457	630,555
Net appreciation in fair value of investments	4,189,314	47,762,260

Total additions	7,121,174	51,032,712

Decreases in fund assets:
Benefit payments	(1,768,822)	(1,917,531)

Net increase prior to transfers	5,352,352	49,115,181
Interfund transfers to participant directed investments	(4,008,284)	(14,353,234)

Net increase	$1,344,068	$34,761,947

6.	Tax Status

The Internal Revenue Service has determined and informed the Plan administrator by letter dated March 28, 2003 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Management has evaluated the effects of accounting guidance related to uncertain income tax positions that became effective in 2009 and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2010 or December 31, 2009.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2010 and December 31, 2009

7.	Plan Termination

Although it has not expressed any intent to do so, NewMarket has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

8.	Related-Party Transactions

Certain Plan investments are shares of investment funds managed by Bank of America, N.A., the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Investments in the NewMarket Corporation Common Stock Fund represent investments in shares of common stock of NewMarket Corporation, the Plan sponsor. The table below shows the activity in the NewMarket Corporation Common Stock Fund (both participant directed and non-participant directed) during 2010 and 2009.

	Shares	Amount
Balance - January 1, 2009	951,802	$33,227,418
Purchases	352,565	21,426,205
Distributions and sales	(598,799)	(43,590,488)
Appreciation	0	69,914,904

Balance - December 31, 2009	705,568	80,978,039
Purchases	302,372	31,101,886
Distributions and sales	(308,552)	(32,626,870)
Appreciation	0	6,830,472

Balance - December 31, 2010	699,388	$86,283,527

9.	Subsequent Events

The Plan Sponsor’s management has evaluated subsequent events through the date the financial statements were issued.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

EIN: 20-0812170 PN: 002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description	(d) Cost **	(e) Current value
*	NewMarket Corporation	Common stock; no par value (699,388 shares)	$27,522,327	$86,283,527

	Tredegar Corporation	Common stock; no par value (59,327 shares)		1,149,765

	Albemarle Corporation	Common stock; $.01 par value (275,666 shares)		15,376,632

*	Merrill Lynch Retirement Preservation Trust	Collective trust (9 units) (including guaranteed investment contracts)		9

*	Merrill Lynch Equity Index Trust	Collective trust (1,286,105 units)		20,641,980

*	Invesco Stable Value Retirement Fund	Collective trust (42,211,127 units)		42,211,127

*	Merrill Lynch International Index Trust	Collective trust (136,770 units)		2,445,443

	PIMCO Total Return Fund	Mutual fund (2,550,205 units)		27,669,722

	Allianz NFJ Small Cap Fund	Mutual fund (260,088 units)		7,768,830

	Buffalo Small Cap Fund	Mutual fund (58,007 units)		1,520,372

	Dreyfus Bond Market Index	Mutual fund (470,590 units)		4,969,433

	Invesco Van Kampen Growth Fund	Mutual fund (400,504 units)		7,701,691

	BlackRock Capital Appreciation Fund	Mutual fund (295,412 units)		7,024,898

	BlackRock Balanced Capital Fund	Mutual fund (147,753 units)		3,158,968

	Franklin Small-Mid Cap Growth Fund	Mutual fund (215,032 units)		8,259,373

	Davis New York Venture Fund	Mutual fund (221,743 units)		7,692,250

	Oakmark International Fund	Mutual fund (716,725 units)		13,911,633

	Perkins Mid Cap Value Fund	Mutual fund (245,129 units)		5,532,552

				263,318,205

	Participant loans	Notes receivable to participants bearing interest at 4.25%-12% annually, maturity dates of 1/20/2011-11/30/2015		1,352,726

				$264,670,931

*	Denotes a party in interest to the Plan
**	Cost information is not required for participant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR THE EMPLOYEES OF NEWMARKET CORPORATION AND AFFILIATES

Date: June 15, 2011	By:	/s/ D. A. Fiorenza
David A. Fiorenza
Vice President, Treasurer and Principal
Financial Officer, Member of the
Master Trust Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C.